BIOLINERX LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 29, 2025

Notice is hereby given that the Annual General Meeting of the shareholders (the “Meeting”) of BioLineRx Ltd. (the “Company”) will be held at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel, on Sunday, June 29, 2025, at 3:00 p.m. (Israel time), for the following purposes:

1.
To approve the re-election of Dr. BJ Bormann and Dr. Raphael Hofstein as Class II directors, each to serve until the Company’s annual general meeting of shareholders to be held in 2028, and until their respective successors have been duly elected and qualified;

2.	To approve an increase in the Company’s authorized share capital, and to amend the Company’s Articles of Association accordingly;

3.
To approve the adoption of the renewed compensation policy for executive officers and directors of the Company for a three-year period, in accordance the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

4.
To approve the reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

In addition, at the Meeting, representatives of the Company’s management will be available to review and discuss with shareholders the Company’s financial statements for the year ended December 31, 2024.

You are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof if you are a holder of record of the Company’s ordinary shares or American Depositary Shares (“ADSs”) at the close of business on Wednesday, May 28, 2025 (the “Record Date”). You are also entitled to notice of, and to vote at the Meeting, and any adjournments or postponements thereof if you are a beneficial owner who holds ordinary shares or ADSs through a broker, bank or other nominee as of the Record Date. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney. A proxy from the holder of ordinary shares must be received by the Company at its registered offices to the address provided above no later than 3:00 p.m., Israel time (8:00 a.m. ET), on June 27, 2025, to be validly included in the tally of ordinary shares voted at the Meeting. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from the Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange (“TASE”) may (i) vote their shares in person at the Meeting by presenting a certificate signed by the member of the TASE through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000 as proof of ownership of the shares, (ii) send such a certificate, along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority (the “ISA”), at www.magna.isa.gov.il) to the Company at its registered offices to the address provided above, to be received by the Company no later than 3:00 p.m. Israel time (8:00 a.m. ET), on June 27, 2025; or (iii) complete the voting process via the electronic voting system of the ISA, after receiving a personal identifying number, an access code and additional information regarding this Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law, is May 30, 2025. The full version of the proposed resolutions may be viewed in the proxy statement, which together with the accompanying voting instruction form and proxy card (collectively, the “Proxy Materials”), are being furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K and will be publicly available via its website at http://www.sec.gov. This Notice of Annual General Meeting of Shareholders and the Proxy Materials will also be submitted to the ISA and TASE and will be available on their respective websites at http://www.magna.isa.gov.il and http://www.tase.co.il, respectively. The Proxy Materials will also be made available on the Investors portion of our website at https://biolinerx.com and may also be viewed at our offices, upon prior coordination during regular business hours (+972-8-642-9100), at 2 HaMa’ayan Street, Modi’in 7177871, Israel, until the date of the Meeting. Detailed voting instructions are provided in the proxy statement, the voting instruction form and the proxy card.

By Order of the Board of Directors, Dr. Aharon Schwartz Chairman of the Board of Directors

May 23, 2025

PROXY STATEMENT
_________

BIOLINERX LTD.
Modi’in Technology Park
2 HaMa’ayan Street
Modi’in 7177871
Israel
________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 29, 2025

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.10 per share (the “Ordinary Shares”), and to holders of American Depositary Shares (“ADSs”), each representing 600 Ordinary Shares issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of BioLineRx Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”) to be held on June 29, 2025, at 3:00 p.m. Israel time, and at any adjournment or postponement thereof, at the offices of the Company at Modi’in Technology Park, 2 HaMa’ayan Street, Modi’in 7177871, Israel.

You are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof if you are a holder of record of Ordinary Shares or ADSs at the close of business on Wednesday, May 28, 2025 (the “Record Date”). You are also entitled to notice of, and to vote at the Meeting, and any adjournments or postponements thereof if you are a beneficial owner who holds ordinary shares or ADSs through a broker, bank or other nominee as of the Record Date.

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon on the following items:

1.
The re-election of Dr. BJ Bormann and Dr. Raphael Hofstein as Class II directors, each to serve until the Company’s annual general meeting of shareholders to be held in 2028, and until their respective successors have been duly elected and qualified;

2.	An increase in the Company’s authorized share capital, and to amend the Company’s Articles of Association accordingly;

3.
The approval of the adoption of the renewed compensation policy for executive officers and directors of the Company for a three-year period, in accordance the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

4.
The reappointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the year ending December 31, 2025, and until the Company’s next annual general meeting of shareholders, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss with shareholders the Company’s financial statements for the year ended December 31, 2024.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Quorum and Adjournment

At least two holders of Ordinary Shares (or ADSs representing Ordinary Shares) who are present at the Meeting, in person, by proxy, voting instruction form or voting via the electronic voting system of the Israel Securities Authority (the “ISA” and the “ISA Electronic Voting System”), who hold Ordinary Shares (or ADSs representing Ordinary Shares) that represent in the aggregate at least 25% of the Company’s voting rights will constitute a quorum for the Meeting.  If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week, at the same time and place, without it being necessary to notify our shareholders.  A quorum at such adjourned meeting shall be any number of participants.  Abstentions and “broker non-votes,” as well as any abstentions by ADS holders with respect to our Ordinary Shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

How You Can Vote

•
Holders of Record of Ordinary Shares.  Shareholders registered in the Company’s shareholders’ register in Israel as of the Record Date are entitled to vote at the Meeting (i) by attending and voting in person at the Meeting.  In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)); or (ii) by proxy.  A proxy from the holder of Ordinary Shares must be received by the Company no later than 3:00 p.m. Israel (8:00 a.m. ET), on June 27, 2025, to be validly included in the tally of Ordinary Shares voted at the Meeting.

•
Holders of Ordinary Shares Traded on TASE.  A shareholder whose Ordinary Shares are registered with a TASE member as of the Record Date may vote at the Meeting (i) by attending the Meeting and voting in person, by presenting an ownership certificate, as of the Record Date, from the applicable TASE member through which the Ordinary Shares are held, in accordance with the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 5760-2000, as amended (an “Ownership Certificate”), (ii) by proxy, by sending the Ownership Certificate together with the duly executed proxy to the Company at its registered offices to the address provided above, to be received by the Company no later than 3:00 p.m. Israel time (8:00 a.m. ET), on June 27, 2025. An Ownership Certificate may be obtained, upon request, at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, on condition that the shareholder’s request be submitted with respect to a specific securities account; and (iii) by voting electronically via the ISA Electronic Voting System, after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant member of the TASE and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

•
Holders of ADSs.  Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote.  For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the Ordinary Shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form.  Under the terms of the Deposit Agreement among the Company, BNY Mellon, as Depositary, and the holders of the Company’s ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with the applicable law and the articles of association of the Company) to vote or cause to be voted the number of Ordinary Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from any holder of ADSs with respect to any of the Ordinary Shares represented by the ADSs evidenced by such holder’s receipts on or before the date established by the Depositary for such purpose, then the Depositary will deem the holder of the Ordinary Shares to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Ordinary Shares represented by such ADSs, and the Depositary will give such instruction.

Vote Required for Approval of the Proposals

Each outstanding Ordinary Share (including Ordinary Shares represented by ADSs) held by a shareholder is entitled to one vote.

Pursuant to the Companies Law, the approval of each of the proposals requires the affirmative vote of the holders of a majority of the shares (including those represented by ADSs) represented at the Meeting, in person, by proxy or voting instruction form, and voting thereon, or voting via the ISA Electronic Voting System.

In addition, the approval of Proposal 3 is also subject to the fulfillment of one of the following additional voting requirements (the “Special Majority for Compensation”): (i) at least a majority of the shares (including those represented by ADSs) held by shareholders (including ADS holders) who are non-controlling shareholders and shareholders (including ADS holders) who do not have a personal interest in the matter voted in favor of the proposal (excluding abstentions); or (ii) the total number of shares (including those represented by ADSs) voted against the proposal by shareholders and ADS holders (as applicable) referred to in clause (i), does not exceed two-percent (2%) of the outstanding voting power in the Company.

We are not aware of any shareholder or holder of ADSs that would be deemed to be a controlling shareholder of our Company as of the current time for purposes of Proposal 3. The Companies Law requires that each shareholder and ADS holder voting on Proposal 3 inform the Company, prior to voting on the proposal at the Meeting, if the shareholder or ADS holder has a personal interest in the proposal; otherwise, a shareholder of ADS holder’s vote will not be counted for the purposes of the proposal.  In accordance with regulations promulgated under the Companies Law, a shareholder who votes via proxy, and an ADS holder who signs and returns a voting instruction form, will be deemed to have confirmed that such shareholder or ADS holder (as applicable), and any related party thereof, does not have a personal interest in Proposal 3, unless such shareholder or ADS holder has delivered a written notice to the Company notifying of the existence of a personal interest no later than 10:00 a.m. (Israel time) on Sunday, June 29, 2025.  Any such written notice must be sent to the Company via registered mail at the Company’s Offices; Attention: Chief Financial Officer. All other shareholders voting on Proposal 3 are required to indicate via the ISA Electronic Voting System, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposal.

Under the Companies Law, a “personal interest” of a shareholder (including ADS holder) in an act or transaction of a company (i) includes a personal interest of (a) any relative (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder (including ADS holder), any descendant, sibling or parent of a spouse of the shareholder (including ADS holder) and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder (including ADS holder) or any of the foregoing relatives of the shareholder or ADS holder, owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Change or Revocation of Vote

•
Holders of Record of Ordinary Shares.  If you are a holder of record of Ordinary Shares who has executed and delivered a proxy, you may change your mind and cancel your proxy vote (i) by filing a written notice of revocation with the Company before the applicable deadline, (ii) by completing and returning a duly executed proxy card bearing a later date before the applicable deadline, or (iii) by voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of proxy.

•
Holders of Ordinary Shares Traded on TASE.  If you are a beneficial owner of Ordinary Shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date, (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered offices to the address provided above at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA Electronic Voting System by no later than six hours before the time set for the Meeting.

•
Holders of ADSs.  A holder of ADSs (whether registered in their name or in “street name”) who has executed and returned a voting instruction form may revoke its voting instructions at any time before the applicable deadline by filing with BNY Mellon a written notice of revocation or a duly executed voting instruction form bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee, or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Solicitation of Proxies

We may bear the reasonable and actual cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial holders of Ordinary Shares or ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the proxy card will not be mailed to holders of Ordinary Shares traded on TASE. We may reimburse brokerage firms and other persons representing beneficial owners of Ordinary Shares or ADSs only for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of May 15, 2025, (i) no person was known by us to be the owner of more than 5% of our outstanding Ordinary Shares, based on public filings or information provided to us; (ii) no officer or director individually beneficially owned 1% or more of our outstanding Ordinary Shares; and (iii) all of our officers and directors as a group 11 persons beneficially owned 45,768,000, or 1.97%, of our outstanding Ordinary Shares. Such number of Ordinary Shares includes 41,495,400 Ordinary Shares issuable under outstanding options and performance stock units (“PSUs”) currently exercisable or exercisable within 60 days of May 15, 2025.

Beneficial ownership is determined in accordance with SEC rules. Under SEC rules, a person is deemed to be a ‘beneficial’ owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.  Accordingly, Ordinary Shares underlying options currently exercisable or exercisable within 60 days as of May 15, 2025, and Ordinary Shares underlying PSUs that are subject to vesting conditions expected to occur within 60 days as of May 15, 2025, are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  The percentage of Ordinary Shares beneficially owned is based on 2,232,601,990 Ordinary Shares issued and outstanding as of May 15, 2025.

EXECUTIVE OFFICER COMPENSATION

For information regarding the compensation incurred by the Company in relation to our five most highly compensated office holders (within the meaning of the Israeli Companies Law) for the year ended December 31, 2024, see “Item 6B. Directors, Senior Management and Employees — Compensation — Compensation of Directors and Senior Management” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 31, 2025 (the “2024 Form 20-F”).  Additional information regarding our Board of Directors, its committees and our corporate governance practices may be found in “Item 6C. Directors, Senior Management and Employees — Compensation — Board Practices” of the 2024 Form 20-F.  We encourage you to review those portions of our 2024 Form 20-F to obtain additional information.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Our Articles of Association specify that the number of directors will be at least five but not more than ten. Under our Articles of Association, our directors are divided into three classes with staggered three-year terms.  The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified, unless the tenure of such director expires earlier pursuant to the Companies Law, or unless removed from office.

Our Board of Directors currently consists of eight members and is divided into three classes with staggered three-year terms, as follows:

•	the Class I directors, consisting of Dr. Avraham Molcho, Mr. Gal Cohen and Mr. Rami Dar, will hold office until our annual general meeting of shareholders to be held in 2027;

•	the Class II directors, consisting of Dr. B.J. Bormann and Dr. Raphael Hofstein, will hold office until the Meeting; and

•	the Class III directors, consisting of Dr. Sandra Panem, Dr. Aharon Schwartz and Dr. Shaoyu Yan, will hold office until our annual general meeting of shareholders to be held in 2026.

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors is authorized to recommend to our shareholders director nominees for election.

At the Meeting, the term of the members of our Class II directors, Dr. B.J. Bormann and Dr. Raphael Hofstein, expires. Our Board of Directors has nominated both of Dr. B.J. Bormann and Dr. Raphael Hofstein for re-election at the Meeting as Class II directors for an additional term to expire at our 2028 annual general meeting of shareholders, and until his or her successor has been duly elected and qualified or until his or her office is vacated in accordance with our Articles of Association and the Companies Law.  Subject to shareholder approval of the re-election of the above director nominees, our Board of Directors will consist of eight members, seven of whom satisfy the independence requirements of the Nasdaq Listing Rules.

In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill his or her duties as a director of our Company, taking into account the Company’s size and special needs.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. If either of the director nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other director nominees as the Board of Directors may propose. The following nominees have advised the Company that they will serve as directors upon election.

The following provides certain relevant information concerning the director nominees, including their principal occupations during at least the past five years.

Director	Age	Principal Occupation

BJ Bormann, Ph.D.	66
Dr. Bormann has served on our board of directors since August 2013 and on our Compensation Committee since 2022. Dr. Bormann previously served as the Vice President of Translational Science and Network Alliances at The Jackson Laboratory, a non-profit organization focused on the genetic basis of disease. Dr. Bormann was previously the Chief Executive Officer of Supportive Therapeutics, LLC, a Boston-based company that is developing two molecules for use in the supportive care of oncology patients. In the past several years, Dr. Bormann has held executive positions in several biotechnology companies including NanoMedical Systems (Austin, Texas), Harbour Antibodies (Rotterdam, The Netherlands) and Pivot Pharmaceuticals (PVTF: OTC listed). Prior to these engagements, Dr. Bormann was Senior Vice President responsible for world-wide alliances, licensing and business development at Boehringer Ingelheim Pharmaceuticals, Inc. from 2007 to 2013. From 1996 to 2007, Dr. Bormann served in a number of positions at Pfizer, Inc., the last one being Vice President of Pfizer Global Research and Development and world-wide Head of Strategic Alliances. Dr. Bormann serves on the board of directors of various companies, including Xeris BioPharma, Inc (Nasdaq: XERS) and NanoMedical Systems (private). Dr. Bormann received her Ph.D. in biomedical science from the University of Connecticut Health Center and her B.Sc. degree from Fairfield University in biology. Dr. Bormann completed postdoctoral training at Yale Medical School in the department of pathology.

Raphael Hofstein, Ph.D.	75
Dr. Hofstein has served on our board of directors since 2003, our Audit Committee since 2007 and our Compensation Committee since 2012. Dr. Hofstein served as the President and Chief Executive Officer of MaRS Innovation (a commercialization company for 15 of Toronto’s universities, institutions and research institutes plus the MaRS Discovery District) from June 2009 to March 2020. From 2000 through June 2009, Dr. Hofstein was the President and Chief Executive Officer of Hadasit Medical Research Services and Development Ltd. (“Hadasit”), the technology transfer company of Hadassah University Hospitals. Dr. Hofstein has served as chairman of the board of directors of Hadasit since 2006. Prior to joining Hadasit, Dr. Hofstein was the President of Mindsense Biosystems Ltd. and the Business Unit Director of Ecogen Inc. and has held a variety of other positions, including manager of R&D and chief of immunochemistry at the International Genetic Science Partnership. Dr. Hofstein serves on the board of directors of numerous companies. Dr. Hofstein received his Ph.D. and M.Sc. degree from the Weizmann Institute of Science, and his B.Sc. degree in chemistry and physics from the Hebrew University of Jerusalem. Dr. Hofstein completed postdoctoral training at Harvard Medical School in both the departments of biological chemistry and neurobiology.

If re-elected at the Meeting, each of the director nominees shall continue to be entitled to the same cash compensation approved by the shareholders at our annual general meeting held in 2022, of $30,000 per annum, $1,200 for each board or committee meeting attended in person, $720 for each board or committee meeting attended via telephone or videoconference, $600 for participation by written consent and $3,000 for membership of each committee of the Board of Directors, provided that such fees do not exceed the maximum amounts payable to external directors from time to time by us under the Israeli Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 and the Israeli Companies Regulations (Relief for Companies who Securities are Listed for Trading Outside of Israel), 2000.  In addition, if re-elected at this Meeting, each director will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on November 17, 2011 to be entered into by the Company with directors serving from time to time in such capacity and shall continue to be insured under the Company’s directors’ and officers’ liability insurance coverage policy, as in effect from time to time, which provides coverage for all directors of the Company.

Proposal

The shareholders are being asked to re-elect each of Dr. B.J. Bormann and Dr. Raphael Hofstein as Class II directors for a term to expire at the 2028 annual general meeting of our shareholders, and until his or her successor has been duly elected and qualified, or until his or her office is vacated in accordance with our Articles of Association or the Companies Law.  Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” the re-election of each director nominee named above as a Class II director for a term to expire at the 2028 annual general meeting of shareholders, on the terms described in Proposal 1.

PROPOSAL 2
APPROVAL OF AN INCREASE IN THE COMPANY’S AUTHORIZED SHARE CAPITAL AND TO
AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY
(Item 2 on the Proxy Card)

Background

The Company’s authorized share capital is currently NIS 500,000,000, divided into 5,000,000,000 ordinary shares, with a nominal value of NIS 0.10 each (equivalent to 8,333,333 ADSs).  As of May 15, 2025, 2,232,601,990 Ordinary Shares (or 3,721,003 ADSs representing Ordinary Shares) were issued and outstanding.  In addition, as of such date, an additional 118,061,400 Ordinary Shares (equivalent to 196,769 ADSs) were reserved for issuance under the Amended and Restated 2003 Share Incentive Plan (the “Plan”) (including shares underlying outstanding options and PSUs) and 1,261,279,929 Ordinary Shares (equivalent to 2,102,133 ADSs) are reserved for issuance upon exercise of outstanding warrants.  Consequently, as of such date, 1,388,056,681 authorized Ordinary Shares (equivalent to 2,313,428 ADSs) remain unissued and unreserved and available for future issuances.

Under the Companies Law, a company may not issue shares in excess of its authorized share capital.  The Company wishes to have sufficient authorized share capital available for corporate purposes and to meet its future business needs as they arise including (without limitation) for potential future strategic transactions (such as licensing agreements, acquisitions of other companies or assets or other transactions that may involve issuances of shares or ADSs), public and private offerings of the Company’s shares or ADSs in the ordinary course to fund operations, and additional grants of equity-based compensation under the Plan or any other equity-based incentive plan that may be adopted by the Company in the future.

Accordingly, we are seeking approval of the shareholders to increase the Company’s share capital from NIS 500,000,000, divided into 5,000,000,000 ordinary shares, with a nominal value of NIS 0.10 each, to NIS 2,000,000,000 divided into 20,000,000,000 ordinary shares, with a nominal value of NIS 0.10 each (equivalent to 33,333,333 ADSs), and to amend Article 4.1 of our Articles of Association accordingly.

The possible future issuance of equity securities consisting of Ordinary Shares, ADSs or securities exercisable or convertible into Ordinary Shares or ADSs could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of Ordinary Shares or ADSs; (ii) diluting the market price of the Ordinary Shares or ADSs, to the extent that the new Ordinary Shares or ADSs are issued and sold at prices below current trading prices of the existing Ordinary Shares or ADSs, or if the issuance consists of equity securities exercisable or convertible into Ordinary Shares or ADSs, to the extent that the securities provide for the exercise or conversion into Ordinary Shares or ADSs at prices that could be below current trading prices of the Ordinary Shares or ADSs; and (iii) diluting the book value per share of the outstanding Ordinary Shares or ADSs.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve an increase of the Company’s authorized share capital from NIS 500,000,000, divided into 5,000,000,000 ordinary shares, with a nominal value of NIS 0.10 each, to 2,000,000,000 divided into 20,000,000,000, with a nominal value of NIS 0.10 each (equivalent to 33,333,333 ADSs), and to amend Article 4.1 of our Articles of Association accordingly.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” approval of the increase in the Company’s authorized share capital and to amend our Articles of Association accordingly.

PROPOSAL 3
APPROVAL OF RENEWED COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS
(Item 3 on the Proxy Card)

Background

Under the Companies Law, an Israeli public company is required to adopt a compensation policy that sets forth the terms of service and employment of office holders (within the meaning of the Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.

The compensation policy must be determined and later reevaluated according to certain factors, including: (i) the advancement of a company’s objectives, business plan and its long-term strategy; (ii) the creation of appropriate incentives for executives, while considering (among other things) the company’s risk management policy; (iii) the size and the nature of the company’s operations; and (iv) with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and in accordance with the position of the office holder.  The compensation policy must include certain principles and provisions set forth in the Companies Law.

The board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances from the time of the adoption of the compensation policy or for other reasons.  In addition, the compensation policy must be approved at least once every three years by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority for Compensation (see above “Vote Required for Approval of the Proposals”).

Our current Compensation Policy for Executives and Directors (the “Compensation Policy”) was adopted by our shareholders at our annual general meeting of shareholders held in 2022.  Accordingly, in accordance with Israeli law requirements that mandate a compensation policy be reviewed and readopted at least once every three years, our Compensation Committee and Board of Directors conducted a comprehensive review of our current Compensation Policy. Based on that review and evaluation, the Compensation Committee and the Board of Directors have determined that it would be appropriate to maintain the current Compensation Policy for an additional three years, other than certain non-material technical revisions, which do not alter the fundamental principles or structure of our compensation framework and do not change the limits on fixed and variable compensation or the ratio between the variable and the total compensation. This decision reflects the belief that the current Compensation Policy provides an appropriate framework to promote our objectives and long-term strategy, while creating appropriate incentives for our executive officers and directors, taking into consideration the size and nature of our operations, and aligns the interests of our officers and directors with our long-term performance and consequently, with the interests of the Company and our shareholders.

A copy of the renewed Compensation Policy is attached as Appendix A to this Proxy Statement. We strongly encourage shareholders to review Appendix A in its entirety for the complete text of the renewed Compensation Policy before casting your vote.

If the renewed Compensation Policy is approved by our shareholders (by the Special Majority for Compensation) at the Meeting, it shall become effective as of the date of the Meeting and may remain in effect for up to three years, and shall be subject to periodic assessments by our Compensation Committee and Board of Directors in accordance with the Companies Law.  If the shareholders do not approve the renewed Compensation Policy at the Meeting, under the Companies Law, the Board of Directors may nonetheless approve the renewed Compensation Policy, provided that the Compensation Committee and thereafter the Board of Directors decide that the approval of the renewed Compensation Policy, despite the objection of the shareholders, is in the best interests of the Company.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to approve the adoption of the renewed Compensation Policy for Executive Officers and Directors, in the form attached as Appendix A to the Proxy Statement for the Meeting, for a three-year period.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the approval of the adoption of the renewed Compensation Policy for executive officers and directors for a three-year period.

PROPOSAL 4
RE-APPOINTMENT OF INDEPENDENT PUBLIC AUDITOR
AND AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX THEIR REMUNERATION
(Item 4 on the Proxy Card)

Background

Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2003.  Except as the Company’s auditors, and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services, there is no other affiliation between such firm and the Company.

The Companies Law requires shareholder approval of the appointment of the Company’s independent public accountants for the fiscal year ending December 31, 2025. Our Board of Directors recommended, pursuant to the recommendation of our Audit Committee, the re-appointment of the accounting firm of Kesselman & Kesselman as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2025, and for such additional period until the next annual general meeting.  In addition, our shareholders are being asked to authorize the Audit Committee of the Board of Directors to fix the compensation of Kesselman & Kesselman in accordance with the scope and nature of its services to the Company.

The following table sets forth, for each of the years indicated, the fees billed by Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Ltd., our independent registered public accounting firm.

	Year Ended December 31,
	2023	2024
Services Rendered	(in thousands of U.S. dollars)

Audit Fees(1)	130	160
Audit-Related Fees(2)	17	40
Tax Fees(3)	52	41
Total	199	241

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit-related services relate to reports to the Israel Innovation Authority and work regarding a public listing or offering.

(3)	Tax fees relate to tax reports for BioLineRx USA, Inc., tax compliance, planning and advice.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to reappoint Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent registered public accounting firm of the Company for the year ending December 31, 2025, and for such additional period until the next annual general meeting, and to authorize the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

Our Board of Directors recommends a vote “FOR” approval of the re-appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, as the independent public auditors of the Company for the year ending December 31, 2025, and for such additional period until the next annual general meeting, and the authorization of the Audit Committee of the Board of Directors to fix their compensation.

PRESENTATION AND DISCUSSION OF THE COMPANY’S AUDITED FINANCIAL STATEMENTS

At the Meeting, our audited consolidated financial statements for the fiscal year ended December 31, 2024, will be presented.  The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2024, which form part of the 2024 Form 20-F, were filed with the SEC on March 31, 2025, and are available for viewing and downloading on the SEC’s website at www.sec.gov and on the Magna website of the ISA at www.magna.isa.gov.il, as well as on the Investors portion of our website at https://biolinerx.com.  None of the audited financial statements, the 2024 Form 20-F nor the contents of our website form part of the proxy solicitation material.  This item does not involve a vote of the shareholders.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement.  If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The 2024 Annual Report filed with the SEC on March 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov and on the Magna website of the ISA at www.magna.isa.gov.il, as well as on the Investors portion of our website at https://biolinerx.com.

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC.  Our SEC filings are available to the public on the SEC’s website at www.sec.gov and the ISA’s website at www.magna.isa.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors Dr. Aharon Schwartz Chairman of the Board of Directors

May 23, 2025

Appendix A

BioLineRx Ltd.

Compensation Policy for Executives
and Directors

 [●] 2025

Table of Contents

1	Purposes and Background	A - 3

2	Our Compensation Policy	A - 4

2.1.	Approvals and Inception	A - 4

2.2.	Compensation Policy Targets	A - 4

2.3.	Considerations in Defining Compensation Policy for Executives	A - 4

2.4.	Factors to be Considered in the Establishment of the Policy	A - 6

2.5.	Conditions Regarding Variable Components of Compensation	A - 7

2.6.	Motivation and Retention	A - 8

3	Corporate Governance	A - 8

3.1.	Compensation Committee Membership and Duties	A - 8

3.2.	Policy Confirmation, Amendment and Reaffirmation	A - 9

3.3.	Approval Process	A - 9

4	Compensation Model	A - 9

4.1.	Framework	A - 9

4.2.	Compensation Structure for Executives	A - 9

4.3.	Summary of Recommended Compensation Structure for Executives	A - 15

4.4.	Summary of Compensation Objectives for Executives	A - 16

5	Compensation of Directors	A - 17

6	Examination by Independent Auditors	A - 17

7	Restitution in Case of Error	A - 17

8	Responsibility for Communication of the Policy and Revisions thereto	A - 17

9	Periodic Review of Executive Compensation	A - 17

1.	Purposes and Background

The purposes of this Compensation Policy for Executives and Directors (the “Policy”) of BioLineRx Ltd. (the “Company”) are to establish the Company’s compensation strategy for executive officers and directors and to provide guidelines for determining the compensation of its executive officers and directors.

The Policy has been adopted in accordance with the requirements of Israel’s Companies Law, 1999-5759 (the “Companies Law”), as amended. The Policy applies to the compensation arrangements of the Company’s executive officers (individually, an “Executive” and collectively, the “Executives”) and directors. Executives and directors will be referred to collectively as “Office Holders.”

Under no event shall this Policy be construed to obligate the Company to provide and/or grant any compensation component mentioned hereunder to any of its Office Holders. The elements of compensation to which Office Holders will be entitled will be exclusively those that are approved specifically in relation to him or her in accordance with the requirements of the Companies Law, and the regulations promulgated thereunder.

BioLineRx is a publicly traded (NASDAQ/ TASE: BLRX) biopharmaceutical company based in Modi’in, Israel. The Company is dedicated to identifying, in-licensing and developing promising therapeutic candidates intended to satisfy an unmet medical need or provide advantages over current therapies. Our mission is to be leaders in Israel’s biopharmaceutical industry, to identify promising drug compounds and creatively drive the development process towards commercialization. Our ultimate goal is to improve global health through the creation of new therapeutics.

This Policy is designed to promote the achievement of the Company’s goals and support the realization of its work plan and business strategy over the long term.

2.	Our Compensation Policy

2.1.	Approvals and Inception

This Policy was reviewed and approved by the Compensation Committee of the Board of Directors (the “Compensation Committee”) and the Committee’s recommendations were presented to the Board of Directors (the “Board”). The Policy was approved by the Board for a period of three years beginning from the date of approval of this Policy by the shareholders, and it shall replace the Compensation Policy approved by Company’s shareholders in July 2022.

2.2.	Compensation Policy Targets

Our pay-for-performance approach drives us to set coherent standards for the mechanisms by which we establish compensation levels and payouts, as well as the results and behavior we aim to incentivize. All incentive systems at all Company levels are required to contribute to the sustainable growth of the Company by aligning individual goals and behavior with our common long-term strategy and mission.

2.3.	Considerations in Defining Compensation Policy for Executives

The following considerations were taken into account when establishing this Policy:

•	Promotion of the Company’s long-term goals, its strategy and operating plan

Compensation is considered performance-based to the extent that a direct link is maintained between variable compensation and performance and that rewards are consistent with long-term stakeholder value creation.

The fixed components of compensation will be examined at least every two years and compared to the market. The Board may change the amount of the fixed components for one or more of the Executives after receiving a recommendation for such from the Compensation Committee, and subject to the limitations set forth in this Policy and applicable law. The change may be made if the Board concludes that such a change would promote the Company’s goals, operating plans and objectives and after taking into account the business and legal implications of the proposed change and its impact on labor relations at the Company. Any such changes are subject to formal approval by the relevant corporate bodies in accordance with appliable law. As for the variable components of compensation, the types and amounts of such components will be determined with the purpose of creating the maximum consistency between this Policy and Company’s operating plan and objectives.

•	Creation of appropriate incentives for the Executives, considering the risk management policy of the Company

The Company will formulate a balanced total compensation structure of fixed and variable compensation elements, avoiding undue emphasis on variable compensation which may induce behavior not aligned with the Company’s tolerance for risk. Furthermore, when periodically examining this Policy, the Board and the Compensation Committee will discuss the reasonableness of compensation, while taking into account the risk management policy of the Company.

•	Size of the Company and the nature of its activities

We aim to adopt compensation practices capable of guaranteeing distinctive and effective compensation solutions that drive our overall business and personnel strategies in the best possible manner.

Our periodic monitoring of market trends and awareness of international practices contribute to the sound formulation of competitive compensation, as well as transparency and internal fairness. We strive for a balance between creating incentives which support long-term company goals and retention targets. On the basis of periodic benchmarking, we aim to explore peer group ranges in compensation levels, pay mix and total reward structures for effective retention and motivation of our critical executive resources.

At the Company level, we analyze the overall compensation trends of the market in order to make informed decisions about our compensation approach. With specific reference to Office Holder compensation, our standard practice is to conduct a benchmarking analysis based on an internally developed list of publicly traded companies that represent, as closely as possible, our peer group. The Compensation Committee arrived at this peer group of publicly traded companies by looking at numerous criteria as follows:

•	Industry and sub-industry
•	Business scope and dimension
•	Market capitalization
•	Number of employees
•	Size and breadth of product offering
•	Unique professional skill sets required
•	Regulatory environment
•	Location

At a personal level for each Executive, and as appropriate throughout the organization, benchmarking and trend analyses may be conducted considering other peer groups to assure competitive alignment with the relevant market.

•	Variable components of compensation

When considering variable components of compensation, the contribution of the Executive in fulfilling his or her specific corporate role and in achieving the Company’s short and long-term goals and the growth of its long-term profitability should be considered. The variable components in the compensation package will be based primarily on measurable parameters. Those parameters will be derived from the Company’s strategic plan.

2.4.	Factors Considered in the Establishment of the Policy

•	Education, qualifications, expertise, professional experience and accomplishments of the Executive
•	Role and areas of responsibility of the Executive and previous salary agreements offered by the Company to the Executive
•
The ratio between the employer cost associated with the Executive’s compensation and the average employer cost and median employer cost associated with the compensation of other Company employees, as well as the impact this ratio might have on the work relations within the Company. The ratio between the terms of service and employment of each one of the Office Holders and the average and median cost of employment of the other Company employees is as follows:

Position	Ration between the Executive Officers Cost and the average Other Employees Cost	Ratio between the Executive Officers Cost and the median Other Employees Cost
CEO	5.8	7.3
Other Executive Officers	3.7	4.1

•	Where the compensation includes variable components - the possibility of decreasing such components, as well as establishing a maximum value for non-cash variable equity components.
•
When the compensation includes termination grants – the employment period of the officer, his/her employment terms during such period, the Company’s performance during such period, the Executive’s contribution to the achievement of Company objectives and maximization of its profits, as well as the circumstances of the Executive’s termination. The Company shall be entitled to award an Executive a termination grant, subject to approvals required under applicable law, provided that in no circumstances shall termination grants (including any notice periods) be at a value that shall exceed a total of six-monthly salaries

2.5.	Conditions Regarding Variable Components of Compensation

Variable components of compensation will be primarily based on measurable short- and long-term criteria. Nevertheless, the Company is allowed to base a non-material part of variable compensation on qualitative non-measurable criteria which focus on the Executive’s contribution to the Company.

The Company will also establish a defined ratio between the variable and the fixed components of compensation, as well as a maximum amount for all variable components as of the date on which they are paid (or as of the grant date for non-cash variable equity components). In all events, the weight of the variable components (including the Annual Bonuses, the Special Bonuses and the Equity Based Compensation Component) out of the total compensation amount which is to be granted for any year will not be greater than 80% for each Office Holder and may vary from one Office Holder to the other.

In the event of an accounting restatement, the Company shall be entitled to recover from Office Holders bonus compensation granted, earned or vested based on the Company’s pre-accounting restatement financial results in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back period. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. Nothing in the aforesaid derogates from any other "clawback" or similar provisions or policies regarding disgorging of profits imposed on Office Holders by virtue of applicable securities laws or stock exchange rules.

Minimal vesting or holding periods of variable equity components will be established in a manner that supports the appropriate long-term objectives of the Company, subject to the guidelines set forth in section 4.2 below (Long-term variable compensation - equity-based compensation).

2.6.	Motivation and Retention

We aim to attract, motivate and retain the best resources capable of achieving our Company mission and adhering to our Company values.

Effective compensation strategies represent a key driver to positively reinforce employee commitment, engagement and alignment with the Company’s goals. Our total compensation approach provides for a balanced package of fixed and variable elements, each designed to impact in a specific manner the motivation and retention of employees.

3.	Corporate Governance

3.1.	Compensation Committee Membership and Duties

The Compensation Committee will be composed of at least three members of the Board. Each member of the Compensation Committee must meet the independence requirements established under applicable law and stock exchange requirements. All of the Company’s external directors (as defined by the Companies Law) will be appointed as members of the Compensation Committee and will constitute a majority of the Committee’s members. The Chairperson of the Compensation Committee must be an external director.

The Compensation Committee is responsible for advising the Board as to the Policy and its implementation. The Committee’s main duties are:

•	Analyzing and monitoring market compensation trends, practices and pay levels
•	Making recommendations to the Board regarding a compensation policy for Office Holders in accordance with the requirements of the Companies Law
•	Recommending an extension of the Policy to the Board at least once every three years (in cases where the Policy has been established for a period exceeding three years)
•	Advising the Board from time to time regarding the need to update the Policy
•	Monitoring the Company’s implementation of the Policy
•	Approving terms of employment and engagement of Office Holders that require approval of the Compensation Committee
•	Exempting certain compensation transactions with an Office Holder which may be exempt from shareholder approval under the Companies Law.

The Committee acts in accordance with a charter approved by the Board in June 2013.

3.2.	Policy Confirmation, Amendment and Reaffirmation

The Board will review the Policy from time to time, but not less than once every three years, as well as the need to revise the Policy.

Any amendment to the Policy requires specific approval as set forth in the Companies Law. The term of the Policy shall be for three years from the date of its approval by the shareholders. Following such three-year term, the Policy will again be brought to shareholders for approval by the required special majority. The Companies Law provides, however, that the Company’s Board of Directors may approve a compensation policy even if it was not approved by shareholders; provided that the Compensation Committee and thereafter the Board determine, based on detailed reasoning, and after having re-examined the compensation policy, that approval of the compensation policy, notwithstanding the rejection of the Company’s shareholders, will benefit the Company.

4.	Compensation Model

4.1.	Framework

This Policy relates to all executive management and directors of the Company.

4.2.	Compensation Structure for Executives

The compensation package will be comprised of fixed and variable elements. Each element has a role to play in a balanced compensation package and recognizes different aspects of performance:

•	Base Salary - paid for work performed for a specific role that requires a certain level of experience, skill, competence and responsibility
•	Benefits - to meet legal requirements and to promote the well-being and specific needs of employees for greater productivity and retention
•	Variable Components:
*	Short-Term Incentives (Annual Bonuses) - for achievement of yearly operating plan targets
*	Long-Term Incentives (Equity Compensation Plans) - for driving long-term sustainability, shareholder value creation and achievement of long-range goals
*
Special Bonus - in addition to the annual cash bonus, the Company may, from time to time, determine that an Executive shall be paid a special bonus, considering the special contribution of such Executive to the Company, as well as and any other special circumstances

Base Salary

The fixed component of compensation is remuneration for the specific role of the Executive and the scope of his or her responsibilities. It also reflects the experience and skills required for each position, as well as the level of excellence demonstrated and the overall quality of the Executive’s contribution to the business. The weighting of fixed compensation within the overall package is designed to reduce the risk of excessively risk-oriented behavior, to discourage initiatives focused on short-term results which might jeopardize mid and long-term business sustainability and value creation, and to allow a flexible compensation approach.

Benefits

The Company offers to its employees benefit plans based on relevant laws and common practice in the local labor market of the Executive. In addition, in order to incentivize and reward the efforts of Executives on behalf of the Company, the CEO or the Compensation Committee is authorized to grant from time to time additional benefits, the value of which in each case shall not exceed NIS 3,000.

Signing Bonus and Assistance with Relocation Expenses

For purposes of attracting and retaining high quality personnel, the Company may offer an Executive a signing bonus as an incentive to join the Company. In addition, the Company may offer such Executive assistance in the form of an advance or reimbursement of relocation expenses. The signing bonus shall not exceed an amount of six months’ base salary of the Executive; the relocation advance or reimbursement may be offered on terms considered reasonable in the circumstances, and in accordance with the Company’s Policy, as it may be from time to time.

Variable Compensation

Variable compensation aims to remunerate for achievements by directly linking pay to performance outcomes in the short and long term. To strengthen the alignment of shareholder interests and the interests of management and employees, performance measurements reflect the actual results of the Company overall as well as of the individual Executive. As such, variable compensation constitutes a mechanism of differentiation and selectivity. Adequate ranges and managerial flexibility in performance-based payouts are an inherent characteristic of well-managed, accountable and sustainable variable compensation, which may be awarded via mechanisms differing by time horizon and type of reward.

The design features, including performance measurements and payment mechanisms, must avoid an excessive short-term focus, in order to guarantee sustainable performance in the medium and long term.

To support the aforementioned principles, the Company provides two types of variable compensation:

•	Short-term - annual bonus
•	Long-term – equity compensation plans

Short term variable compensation - annual bonus

Annual bonuses will be based on the achievement of the business goals set out in the Company’s annual operating plan approved by the Compensation Committee and the Board at the beginning of each year. The operating plan encompasses all aspects of the Company’s activities and as such sets the business targets for each member of the management team. Consequently, the Compensation Committee and Board should be able to judge the suitability of a bonus payment by deliberating retrospectively at year end and comparing actual performance and target achievements against the forecasted operating plan.

The annual bonus mechanism will be mainly tied to meeting measurable objectives - both the Company’s business objectives and the Executive’s personal objectives as provided below. The Compensation Committee and Board’s satisfaction with the Executive’s performance may determine a non-material portion of the annual bonus amount, based on quantitative and qualitative criteria, as detailed below.

The performance metrics that will be considered are:

Metrics	Weight
Meeting measurable clinical stage and commercial project milestones and timelines based on the Company’s operating plan, after taking into consideration the specific challenges presented by each project
30% to 40%
Meeting measurable budget targets (at a range of 80%-110%) on an annual basis (the CEO and CFO will be measured based on the overall Company budget; while other Executives may be measured on their specific unit/project budgets)
20% to 30%
Meeting measurable personal objectives based on the specific Executive’s work plan (such as cost savings, sales and marketing objectives, success in raising capital, compliance with corporate governance rules, project performance, etc.)
15% to 25%
A non-material portion of the annual bonus, not in excess of 20% of the total maximum annual bonus, may be based on the Board’s satisfaction with the Executive’s performance such as:
• The contribution of the Executive to the Company’s business, profitability and stability
• The need for the Company to retain an Executive with skills, know-how, or unique expertise
• The responsibility imposed on the Executive
• Changes that occurred in the responsibility imposed on the Executive during the year
• Satisfaction with the Executive’s performance (including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his/her duties)
• Assessing the Executive’s ability to work in coordination and cooperation with other employees of the Company
• The Executive’s contribution to the appropriate control and ethical environments
Up to 20%

Annual bonus payments are subject to the following limitations:

•
the bonus may be no more than eight monthly salaries (in the case of the CEO) or six monthly salaries (in the case of other Executives), and must correlate with a percentage of the Executive’s achieving his/her overall targets (metrics);

•	a threshold of 50% is defined for each of the metrics, i.e., the Executive must achieve at least 50% of the target in order to be entitled to any proportional share of bonus for that target;
•	a weighted threshold of 50% is defined for all the metrics on a cumulative basis, i.e., the Executive must achieve at least 50% of the cumulative targets in order to be entitled to a bonus;
•
in order to incentivize Executives to act in the best interests of the Company over the longer term, 75% of an annual bonus will be paid promptly following the date of its approval by the Board and the balance will be paid 12 months following the date of its approval by the Board, on condition that (a) the Executive is still employed by the Company at the time the balance is to be paid and (b) that the Company’s financial condition still allows such bonus to be paid.

•	the Executive has acted in conformity with the Company’s annual operating plan as approved by the Board;
•	internal and external audit reports do not include significant deficiencies that were disregarded or not remedied;
•	there were no breaches of Company policies by the Executive.

The annual bonus grant to Executives is subject to the approval of the Compensation Committee and the Board. In order to maintain some measure of flexibility, after calculating the compensation amount, the Board, pursuant to the approval of the Compensation Committee, may exercise discretion about the final amount of the bonus, but may not increase the recommended bonus amount by more than 25%, subject to any other approvals required by applicable law.

Long-term variable compensation - equity-based compensation

Equity-based compensation may be granted in any form permitted under the Company’s share incentive plan in effect from time to time and shall be made in accordance with the terms of such share incentive plan. Equity-based compensation shall be granted to Executives from time to time and be individually determined and awarded according to the performance, prior business experience, qualifications, role and the personal responsibilities of each Executive.

The vesting period for equity-based awards will generally be four years, with the vesting schedule to be determined by the Compensation Committee and Board in accordance with market compensation trends and Company policy. The Company’s policy is to grant options with exercise prices at market value.

Furthermore, in order to create a ceiling for the variable compensation: (1) the aggregate value of annual equity grants to any one Executive (based on the Black Scholes calculation as of the date of the Board's grant decision) will be no more than the higher of 2% of the Company’s market capitalization on the date of grant and $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

The Board may, following approval by the Compensation Committee, approve provisions with respect to the acceleration of the vesting period of any Executive’s equity awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approvals under applicable law.

Special Bonus

In addition to the fixed and variable compensation elements discussed above, this Policy includes the possibility of paying an Executive a special bonus, of up to four monthly salaries, upon the occurrence of significant events, such as (but no limited to):

•	Entering into a significant partnering transaction (payable only upon receipt of total cumulative payments of at least $7 million)
•	Completing a substantial funding event (not less than $15 million)

When recommending a special bonus, the Compensation Committee will bring to the Board detailed arguments concerning the Executive’s entitlement to the bonus, and the Board will base its decision on such arguments.

A special bonus recommended by the Compensation Committee is subject to the Board’s determination that such bonus will not have an adverse effect on the Company’s cash required to meet its operating plan or obligations to creditors.

In special circumstances, and subject to the limitations detailed in this Policy, the Compensation Committee may recommend, and the Board may approve, the grant of a special bonus in order to maintain critical staffing necessary to implement the Company’s operating plan and/or achieve its strategic goals, subject to any other approvals required under applicable law.

Summary of limits for variable compensation components:

•	Annual bonus - up to 8 monthly salaries, in the case of the CEO, or 6 monthly salaries, in the case of other Executives.
•	Special bonus - up to 4 monthly salaries.
•
Share based compensation: (1) the aggregate value of annual grants to any one Executive (based on the Black Scholes calculation as of the date of the Board's grant decision) will be no more than the higher of 2% of the Company’s market capitalization on the date of grant and $1.5 million; and (2) it is the Company’s intention that the maximum outstanding equity awards under its share incentive plan will not exceed 12% of the Company’s total fully-diluted share capital.

•
All bonus payments provided for in this Policy shall be payable only if the Executive is still employed by the Company at the time of payment and the Company’s financial condition allows such bonus to be paid.

4.3.	Summary of Recommended Compensation Structure for Executives

The recommended compensation structure is as follows:

The mix of Executive compensation comprised of the various compensation elements – base salary, benefits, bonuses and stock-based compensation – should be:

•	20-80% - base salary and benefits
•	20-80% - bonuses and stock-based compensation

provided, however, that the mix may be changed for the Vice President of Business Development, taking into account the successful achievement of a significant transaction.

The monthly salary to be paid to each Executive will not exceed:

•	in the case of the Chief Executive Officer: NIS 100,000;
•	in the case of other Israel-based Executives: NIS 75,000; and
•	in the case of an Executive based in the United States: $50,000.

The Company may indemnify and exempt its directors and Executives to the fullest extent as permitted by applicable law. The terms of such indemnification and exculpation were approved by the Company’s shareholders in November 2011. Indemnification and exculpation on the same terms may be provided to any director or Executive whose term of office or employment, as the case may be, begins during the term of this Policy.

The Company is authorized to purchase insurance policies (including run-off and public offering of securities policies) to cover the liability of directors and Executives that are currently in office and that shall be in office from time to time, including directors and Executives that may have a controlling interest in the Company (if such becomes applicable in the future), within the following limit: the maximum aggregate limit of liability pursuant to the policies shall be not more than $20 million for each insurance. The Compensation Committee shall be authorized to increase the coverage purchased, by up to 20% in any year, as compared to the previous year, or cumulatively for a number of years, without an additional shareholders’ approval to the extent permitted under the Companies Law. The authority to enter into such insurance policies shall be held by the Compensation Committee, provided that it shall determine that the premium for each policy, the maximum deductible and the terms of the contract are consistent with market conditions and that the insurance policy will not materially affect the Company's profitability, property or liabilities.

4.4.	Summary of Compensation Objectives for Executives

The following is a summary of the Company’s overall compensation objectives as reflected in the compensation framework and structure described above.

•	Annual performance should serve as the basis for all variable compensation:
o	by ensuring that bonuses correlate with the execution of the Company’s annual operating plan
o	by ensuring that specific business targets for each executive are communicated and updated when necessary;
o	by maintaining an adequate mix of quantitative operating plan goals with non-financial performance objectives (quantitative and qualitative).
•
Incentive systems should encourage compliance with organizational processes, behavior and conduct by mandating non-payment of bonuses in circumstances of non-compliant behavior or misconduct, as well as breach of the Company’s Code of Ethics.

•	Consideration of risk management is an integral part of this Policy (i.e., cash flow and project mix risk assessments).
•
Changes in the incentive structure for all Executives may be approved by the Compensation Committee and the Board up to an immaterial amount in any one year. For purposes of this paragraph, a change of up to 5% of an Executive’s total compensation in any one year will be considered immaterial and in conformance with this Policy.

5.	Compensation of Directors

5.1.	Compensation of external directors (as defined in the Companies Law) will be paid in accordance with the Companies Law and applicable regulations.

5.2.	Compensation of non-external directors will be in an amount that shall not exceed the amounts that may be paid to external directors permitted under the Companies Law and applicable regulations.

5.3.
In exceptional circumstances (e.g., a key opinion leader or globally recognized expert), higher compensation may be paid to a director candidate in accordance with this Policy and applicable law. Notwithstanding the above, in the case of a chairperson determined by the Board to be an active chairperson, the cash compensation may be up to 50% higher than for other directors (other than those directors who may receive greater compensation due to the exceptional circumstances as described in this paragraph).

5.4.
The Compensation Committee may propose, and Board may approve (subject to such other approvals as required under applicable law),, the grant of equity to directors, in accordance with the provisions set forth in Section 4.2 to this Policy, which shall apply mutatis mutandis, taking into consideration compliance with this Policy and applicable law.

6.	Examination by Independent Auditors

The calculation of Executive compensation will be reviewed annually by the Company’s independent auditor.

7.	Responsibility for Communication of the Policy and Revisions thereto

The Policy, upon approval by the Board of Directors and shareholders, shall be communicated to all Executives of the Company.

The Policy is the responsibility of the Compensation Committee, which will review it from time to time and propose to the Board that amendments be adopted as deemed necessary. Changes in the Policy are subject to Board and shareholder approval in accordance with applicable law.

8.	Periodic Review of Executive Compensation

The Compensation Committee and the Board will, from time to time, perform an analysis of Executive compensation and examine the relationship between each such Executive’s compensation and his/her contribution to Company during period following the previous analysis. In addition, the Compensation Committee and the Board will determine whether such compensation is equitable and reasonable. As a result of such analysis, changes in the Executive’s compensation package, as well as possible amendments to this Policy, may be considered.

If it is decided that the compensation is not equitable and reasonable in relation to an Executive’s contribution or in relation to relevant market trends, a new discussion about his/her compensation package will be conducted.

* * * * * * * *